UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

__________________

Savvis, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

805423308
(CUSIP Number)

__________________

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, Louisiana  71203
Attention: General Counsel

(318) 388-9000

with a copy to:

Eric S. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019

(212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

_________________

July 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.     ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423308

1	NAMES OF REPORTING PERSONS CenturyLink, Inc. (“CenturyLink”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4.
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER See Item 4.
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

ITEM 1.         Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on May 6, 2011, by CenturyLink, Inc. (“CenturyLink”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SAVVIS, Inc., a Delaware corporation (“Savvis”).

ITEM 2.         Identity and Background

            Item 2 of the Schedule 13D is hereby amended to add the following information as the final row of Annex A:

James E. Ousley	Chief Executive Officer – Savvis Operations

ITEM 3.         Source and Amount of Funds or Other Consideration

            Item 3 of the Schedule 13D is hereby amended by deleting the third and fourth sentences of the second paragraph and adding the following new paragraph at the end of such Item:

On July 15, 2011, CenturyLink completed its previously announced acquisition of Savvis.  As a result, Savvis has become a wholly owned subsidiary of CenturyLink.  CenturyLink funded the cash portion of the consideration paid in the Merger with the proceeds from an offering of three series of CenturyLink senior notes and cash on hand.

ITEM 4.         Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following new paragraph at the end of the text under the heading “Merger Agreement”:

The stockholders of Savvis adopted the Merger Agreement at a special meeting held on July 13, 2011, and the Merger was completed on July 15, 2011.  At the Effective Time, each outstanding share of Common Stock was converted into the right to receive (a) $30.00 in cash and (b) 0.2479 of a share of CenturyLink common stock (which fraction was calculated using the formula set forth in the Merger Agreement, by dividing $10.00 by the volume-weighted average trading price of CenturyLink common stock over the thirty-day trading period ending on July 12, 2011), with cash paid in lieu of fractional shares.

ITEM 5.         Interest in Securities of the Issuer

            Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

            (a) – (b)  As a result of the Merger, CenturyLink is the sole stockholder of Savvis.  The information contained in Item 4 is hereby incorporated herein by reference.  To the knowledge of CenturyLink, no shares of Common Stock are beneficially owned by any of the persons identified in Annex A.

            (c)  To the knowledge of CenturyLink, the only transactions in shares of the Common

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Stock that have been effected during the past sixty days by CenturyLink or any of the persons identified in Annex A, other than as a result of the consummation of the Merger, are set forth in Annex B.

      (d) – (e)  Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 20, 2011

CenturyLink, Inc.

By:    /s/ Stacey W. Goff
         Stacey W. Goff
         Executive Vice President, General Counsel
         & Secretary

ANNEX B

Transactions in the Common Stock by Individuals Listed on Annex A

Name	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How the Transaction Was Effected
James E. Ousley	May 24, 2011	15,499	$39.27	Open market or private sale of non-derivative or derivative security.
James E. Ousley	May 25, 2011	25,000	$39.289*	Open market or private sale of non-derivative or derivative security.

* The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $39.285 to $39.30, inclusive.